YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

October 25, 2017

VIA EDGAR

Mr. Lyn Shenk, Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	YRC Worldwide Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 17, 2017

File No. 000-12255

Dear Mr. Shenk:

YRC Worldwide Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 17, 2017, with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 17, 2017, and (ii) the Company’s Current Report on Form 8-K, furnished with the Commission on August 3, 2017.

Set forth below is the heading and text of the Staff’s comments followed by the Company’s responses:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Non-GAAP Measures, page 24

1.	Please revise your disclosure here to include a discussion of investor’s use of these measures as required by Item 10(e)(1)(i)(C) of Regulation S-K. Your current disclosure discusses management’s use, but not how the presentation of the measure is useful to investors.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings with the Commission, the Company advises the Staff that it will include disclosure, substantially similar to the following, to discuss the reasons why the Company’s management believes that its presentation of non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations:

“We believe our presentation of EBITDA and Adjusted EBITDA is useful to investors and other users, as these measures represent key supplemental information our management uses to compare and evaluate our core underlying business results both on a consolidated basis and across our business segments, particularly in light of our leveraged position and the capital-intensive nature of our business. Further, EBITDA is a measure that is commonly used by other companies in our industry and provides a comparison for investors to evaluate the performance of the companies in the industry. Additionally, Adjusted EBITDA helps investors to understand how the company is tracking against our financial covenants in our term loan credit agreement, as this measure is calculated as prescribed in our term loan credit agreement and serves as a driving component of key financial covenants.”

Form 8-K Furnished August 3, 2017

Exhibit 99.1

2.	Please present with equal or greater prominence the comparable GAAP measure to the non-GAAP measure “Adjusted EBITDA margin.” Refer to Item 10(e)(1)(i)(A) of Regulation S- K for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment. However, the Company notes to the Staff that, upon further review and consideration, the Company’s management has concluded that the disclosure of Adjusted EBITDA margin is not meaningful to investors. Accordingly, the Company will no longer disclose Adjusted EBITDA margin in its future earnings releases and filings with the Commission.

* * *

If you have any additional questions or comments, please feel free to contact me directly at 913-266-6529, or the Company’s General Counsel, James A. Fry, at 913-696-6140, with any questions.

Very truly yours,

/s/ Stephanie D. Fisher

Stephanie D. Fisher

Chief Financial Officer

Cc: Raymond Bromark, Audit & Ethics Committee Chairperson

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